UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 26 May, 2015

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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This Report contains a copy of the following:

The Press Release issued on 26 May, 2015

PRESS RELEASE
Amsterdam, 26 May, 2015

ING to sell 45 million shares in NN Group

 NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

ING announced today its intention to sell approximately 45 million ordinary shares in NN Group. The ordinary shares will be sold by way of an accelerated book building offering to institutional investors. As part of the transaction, NN Group has committed to repurchase NN Group ordinary shares from ING Group for an aggregate amount of EUR 150 million. Following a successful completion of the transaction, ING Group's stake in NN Group's outstanding capital is expected to decrease to approximately 42.4% from currently 54.8%.

ING has previously announced that it intends to divest its remaining stake in NN Group over time, in line with its strategy to divest all of its insurance and investment management businesses as part of the restructuring agreement with the European Commission as amended on 16 November 2012, ultimately by the end of 2016. In this context, ING Group sold shares of NN Group through an initial public offering in July 2014 and a follow-on offering in February 2015. NN Group ordinary shares are traded on Euronext Amsterdam under the symbol 'NN'.

The offer price and the final number of shares sold will be determined at the conclusion of the book building process and will be announced in a separate press release. The book is open with immediate effect and is expected to close ultimately by 17:30 CET on 27 May 2015, although ING Group reserves the right to close the book before then at short notice. The transaction is expected to settle on 29 May 2015. As of the settlement date of the offering, the remaining shares in NN Group held by ING Group will be subject to a lock-up period of 90 days (subject to certain exceptions and the Joint Global Coordinators and Bookrunners' right to waive the lock up restrictions).

Bank of America Merrill Lynch, Goldman Sachs, ING Bank and J.P. Morgan are acting as Joint Global Coordinators and Bookrunners for the offering.

PDF version of Press Release: http://hugin.info/130668/R/1923976/690058.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 26 May, 2015